EXHIBIT 99.1

News Release

North American Construction Group Ltd. Announces Results
for the First Quarter Ended March 31, 2023
ACHESON, Alberta, April 26, 2023 - North American Construction Group Ltd. (“NACG”) (TSX:NOA/NYSE:NOA) today announced results for the first quarter ended March 31, 2023. Unless otherwise indicated, financial figures are expressed in Canadian dollars, and comparisons are to the prior period ended March 31, 2022.
First Quarter 2023 Highlights:
•Equipment utilization of 79% from strong demand, stable maintenance headcount and consistent operating conditions through the end of the quarter resulted in the Company posting a quarterly record for combined revenue.
•Combined revenue of $320.6 million compared to $236.6 million in the same period last year reflected record revenue from our wholly-owned business and another strong quarter from our joint ventures.
•Reported revenue of $242.6 million compared to $176.7 million in the same period last year was primarily generated by strong equipment performance in the oil sands region. When comparing to Q1 2022, revenue included full quarter impacts of updated equipment rates and the acquisition of ML Northern Services Ltd.
•Our net share of revenue from equity consolidated joint ventures was $78.0 million in Q1 2023 and compared favourably to $59.9 million in the same period last year. This quarter was primarily generated by our Indigenous joint ventures, but the Fargo-Moorhead project completed another full quarter of project scope as well.
•Adjusted EBITDA of $84.6 million and margin of 26.4% compared favorably to the prior period operating metrics of $57.7 million and 24.4%, respectively, as revenue increases drove higher gross EBITDA while margin improvement was due to the operating leverage experienced from higher equipment utilization.
•Cash flows generated from operating activities of $31.8 million compared to $24.2 million resulting from higher earnings offset by working capital balances when comparing to the same period in the prior year.
•Free cash flow used in the quarter was $26.1 million. Free cash flow prior to working capital changes and joint venture cash management was over $20 million and the resultant of strong revenues and margins offset by our front-loaded annual capital maintenance program.
•Net debt was $384.0 million at March 31, 2023, an increase of $28.3 million from December 31, 2022, as the aforementioned negative free cash flow required debt financing.
•Additional operational highlights: i) telematics packages continue to be installed with our target being 440 of our key heavy equipment assets equipped by the end of the year; ii) another full quarter of earthworks in Fargo, North Dakota with the overall project approaching the 10% completion mark; iii) stabilized maintenance headcount and iv) continued equipment rebuilding with the commissioning of another ultra-class haul truck.
"For the NACG team, Q1 was an especially gratifying quarter as it reflected not only the culmination of years of steady progress but also a return to historical operating norms. The start of 2023 was similar to how 2022 ended – plenty of client demand, consistent cool weather with typical safe performance – and our ability to execute in routine fashion at these elevated levels is something we are very proud of," said Joseph Lambert, President and CEO.
"Capital allocation based on our new free cash flow range of $100 to $115 million will, as always, be prudent and directed in a way that maximizes value. At this point in time, we still see debt repayment, dividends, and potential share repurchases similar to previous guidance with the anticipated increases allocated to growth for the expansion of external maintenance services through ML Northern and our Mikisew partnership."

EXHIBIT 99.1

Consolidated Financial Highlights

	Three months ended
	March 31,
(dollars in thousands, except per share amounts)	2023	2022	Change
Revenue	$242,605	$176,711	$65,894
Cost of sales(i)	165,301	124,068	41,233
Depreciation	36,385	30,692	5,693
Gross profit	$40,919	$21,951	$18,968
Gross profit margin(i)	16.9%	12.4%	4.5%
General and administrative expenses (excluding stock-based compensation)	8,243	4,955	3,288
Stock-based compensation expense	5,936	1,277	4,659
Operating income	25,527	15,642	9,885
Interest expense, net	7,311	4,682	2,629
Net income	21,846	13,557	8,289

Adjusted EBITDA(i)	84,622	57,740	26,882
Adjusted EBITDA margin(i)(iii)	26.4%	24.4%	2.0%

Per share information
Basic net income per share	$0.83	$0.48	$0.35
Diluted net income per share	$0.71	$0.43	$0.28
Adjusted EPS(i)	$0.96	$0.51	$0.45
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.

	Three months ended
	March 31,
(dollars in thousands)	2023	2022
Cash provided by operating activities	$31,824	$24,185
Cash used in investing activities	(40,917)	(26,811)
Capital additions financed by leases	(17,020)	(8,695)
Free cash flow(i)	$(26,113)	$(11,321)
(i)See "Non-GAAP Financial Measures".
Declaration of Quarterly Dividend
On April 25th, 2023, the NACG Board of Directors declared a regular quarterly dividend (the “Dividend”) of ten Canadian cents ($0.10) per common share, payable to common shareholders of record at the close of business on May 26, 2023. The Dividend will be paid on July 7, 2023, and is an eligible dividend for Canadian income tax purposes.
Results for the Three Months Ended March 31, 2023
Combined revenue of $320.6 million compared to $236.6 million in the same period last year reflected strong utilization and a record quarter from our joint ventures. Revenue from wholly-owned entities was $242.6 million, up from $176.7 million in the same period last year. The majority of this quarter-over-quarter positive variance was generated by the equipment fleets at the mines in the oil sands region. Revenue increases were driven by year-over-year increases in equipment hours and with the quarter utilization rate increasing by 10% (or 15% on a percentage basis) over the same period in 2022. Revenue growth also reflects updated equipment and unit rates and the acquisition of ML Northern both which were made effective in the latter half of 2022.
Combined gross profit margin of 17.4% was up from 13.7% in the prior year. The improvement in combined gross profit in the current period was driven by increases in equipment utilization and the correlated operating leverage that comes from increased equipment hours. Our joint ventures completed their assigned scopes of work efficiently during the quarter which also bolstered overall margins.
General and administrative expenses (excluding stock-based compensation expense) were $8.2 million, or 3.4% of revenue for the three months ended March 31, 2023, up from $5.0 million, or 2.8% of revenue in the same period last year. The increase in the current period expense compared to prior year was due to expenses related to the acquisition of ML Northern in Q4 2022, generally higher business activity levels, and the prior year recognition of reimbursable bid costs received from the Fargo-Moorhead project which were in excess of amounts capitalized.
Cash related interest expense of $7.0 million represents an average cost of debt of 6.7% (compared to $4.5 million and 4.5%, respectively, for the three months ended March 31, 2022). The increase in interest expense in both

EXHIBIT 99.1

periods can be primarily attributed to the higher balance on the Credit Facility and increases in the variable rate during 2022 on the credit facility leading to increased interest expense incurred.
Net income of $21.8 million in Q1 2023 compared to $13.6 million in the same period last year was a result of higher revenue and gross profit margin, and higher equity earnings in affiliates and joint ventures.
Free cash flow was a use of $26.1 million in the quarter, primarily driven by strong operating results which were more than offset by temporary investments in working capital, capital work in progress and joint ventures. Primary elements of free cash flow are adjusted EBITDA of $84.6 million less sustaining capital spending of $47.2 million and cash interest paid of $6.9 million. Our annual capital maintenance program is front-loaded and Q1 2023 is similar in proportion to the 35% to 40% of annual sustaining capital we typically spend in the first quarter.
Business Updates
2023 Strategic Focus Areas
•Safety - focus on people and relationships as we maintain an uncompromising commitment to health and safety while elevating the standard of excellence in the field.
•Sustainability - commitment to the continued development of sustainability targets and consistent measurement of progress to those targets.
•Execution - enhance our record of operational excellence with respect to fleet maintenance, availability and utilization through leverage of our reliability programs, technical improvements and management systems.
•Diversification - continue to pursue further diversification of customers, resources and geography through strategic partnerships, industry expertise and/or investment in Indigenous joint ventures.
Liquidity
Our current liquidity positions us well moving forward to fund organic growth and the required correlated working capital investments. Including equipment financing availability and factoring in the amended Credit Facility agreement, total available capital liquidity of $172.2 million includes total liquidity of $133.7 million and $28.3 million of unused finance lease borrowing availability as at March 31, 2023. Liquidity is primarily provided by the terms of our $300.0 million credit facility which allows for funds availability based on a trailing twelve-month EBITDA as defined in the agreement, and is now scheduled to expire in October, 2025.

	March 31, 2023	December 31, 2022
Credit Facility limit	$300,000	$300,000
Finance lease borrowing limit	175,000	175,000
Other debt borrowing limit	20,000	20,000
Total borrowing limit	$495,000	$495,000
Senior debt(i)	(240,916)	(265,931)
Letters of credit	(32,017)	(32,030)
Joint venture guarantee	(65,558)	(53,744)
Cash	15,659	69,144
Total capital liquidity	$172,168	$212,439
(i)See "Non-GAAP Financial Measures".

EXHIBIT 99.1

NACG’s outlook for 2023
Management has provided stakeholders with updated guidance through 2023 which is predicated on contracts currently in place and the heavy equipment fleet that we own and operate.

Key measures	2023
Adjusted EBITDA(i)	$255 - $275M
Sustaining capital(i)	$120 - $130M
Adjusted EPS(i)	$2.40 - $2.60
Free cash flow(i)	$100 - $115M

Capital allocation
Deleverage	$70 - $80M
Shareholder activity(ii)	$15 - $25M
Growth spending(i)	$5 - $10M

Leverage ratios
Senior debt(i)	1.0x - 1.2x
Net debt(i)	1.1x - 1.3x
(i)See “Non-GAAP Financial Measures”.
(ii)Shareholder activity includes common shares purchased under a NCIB, dividends paid and the purchase of treasury shares.
Conference Call and Webcast
Management will hold a conference call and webcast to discuss our financial results for the quarter ended March 31, 2023, tomorrow, Thursday, April 27, 2023, at 7:00 am Mountain Time (9:00 am Eastern Time).
The call can be accessed by dialing:
Toll free: 1-888-396-8049
Conference ID: 75191345
A replay will be available through June 1, 2023, by dialing:
Toll Free: 1-877-674-7070
Conference ID: 75191345
Playback Passcode: 191345
The Q1 2023 earnings presentation for the webcast will be available for download on the company’s website at www.nacg.ca/presentations/
The live presentation and webcast can be accessed at:
https://viavid.webcasts.com/starthere.jsp?ei=1607732&tp_key=27a03bf677
A replay will be available until June 1, 2023, using the link provided.
Basis of Presentation
We have prepared our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Management’s Discussion and Analysis (“MD&A”) for the quarter ended March 31, 2023, for further detail on the matters discussed in this release. In addition to the MD&A, please reference the dedicated Q1 2023 Results Presentation for more information on our results and projections which can be found on our website under Investors - Presentations.
Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “anticipate”, “believe”, “expect”, “should” or similar expressions.
The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the MD&A for the three months ended March 31, 2023. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

EXHIBIT 99.1

Non-GAAP Financial Measures
This press release presents certain non-GAAP financial measures because management believes that they may be useful to investors in analyzing our business performance, leverage and liquidity. The non-GAAP financial measures we present include "gross profit", "adjusted net earnings", "adjusted EBIT", "equity investment EBIT", "adjusted EBITDA", "equity investment depreciation and amortization", "adjusted EPS", "margin", "liquidity", "net debt", "senior debt", "sustaining capital", "growth capital", "cash provided by operating activities prior to change in working capital" and "free cash flow". A non-GAAP financial measure is defined by relevant regulatory authorities as a numerical measure of an issuer's historical or future financial performance, financial position or cash flow that is not specified, defined or determined under the issuer’s GAAP and that is not presented in an issuer’s financial statements. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Each non-GAAP financial measure used in this press release is defined and reconciled to its most directly comparable GAAP measure in the "Non-GAAP Financial Measures" section of our Management’s Discussion and Analysis filed concurrently with this press release.
Reconciliation of total reported revenue to total combined revenue

	Three months ended
	March 31,
(dollars in thousands)	2023	2022
Revenue from wholly-owned entities per financial statements	$242,605	$176,711
Share of revenue from investments in affiliates and joint ventures	189,485	125,430
Elimination of joint venture subcontract revenue	(111,473)	(65,555)
Total combined revenue(i)	$320,617	$236,586
(i)See "Non-GAAP Financial Measures".

Reconciliation of reported gross profit to combined gross profit

	Three months ended
	March 31,
(dollars in thousands)	2023	2022
Gross profit from wholly-owned entities per financial statements	$40,919	$21,951
Share of gross profit from investments in affiliates and joint ventures	14,819	10,557
Combined gross profit(i)	$55,738	$32,508

(i)See "Non-GAAP Financial Measures".

EXHIBIT 99.1

Reconciliation of net income to adjusted net earnings, adjusted EBIT and adjusted EBITDA

	Three months ended
	March 31,
(dollars in thousands)	2023	2022
Net income	$21,846	$13,557
Adjustments:
Loss on disposal of property, plant and equipment	1,213	77
Stock-based compensation expense	5,936	1,277
Net unrealized gain on derivative financial instruments	(2,509)	—
Net unrealized loss on derivative financial instruments included in equity earnings in affiliates and joint ventures	434	—
Write-down on assets held for sale	—	—
Tax effect of the above items	(1,644)	(312)
Adjusted net earnings(i)	25,276	14,599
Adjustments:
Tax effect of the above items	1,644	312
Interest expense, net	7,311	4,682
Income tax expense	8,402	3,644
Equity earnings in affiliates and joint ventures(i)	(9,523)	(6,241)
Equity investment EBIT(i)	9,964	7,688
Adjusted EBIT(i)	43,074	24,684
Adjustments:
Depreciation and amortization	36,691	30,887
Equity investment depreciation and amortization(i)	4,857	2,169
Adjusted EBITDA(i)	$84,622	$57,740
Adjusted EBITDA margin(ii)	26.4%	24.4%
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.

Reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended
	March 31,
(dollars in thousands)	2023	2022
Equity earnings in affiliates and joint ventures	$9,523	$6,241
Adjustments:
Interest expense, net	357	757
Income tax expense	124	690
Gain on disposal of property, plant and equipment	(40)	—
Equity investment EBIT(i)	$9,964	$7,688
Depreciation	$4,677	$1,993
Amortization of intangible assets	180	176
Equity investment depreciation and amortization(i)	$4,857	$2,169
(i)See "Non-GAAP Financial Measures".
About the Company
North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy civil construction and mining contractors. For more than 70 years, NACG has provided services to large oil, natural gas and resource companies.
For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 960-7171
IR@nacg.ca
www.nacg.ca

EXHIBIT 99.1

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	March 31, 2023	December 31, 2022
Assets
Current assets
Cash	$15,659	$69,144
Accounts receivable	92,305	83,811
Contract assets	9,739	15,802
Inventories	53,264	49,898
Prepaid expenses and deposits	9,535	10,587
Assets held for sale	373	1,117
	180,875	230,359
Property, plant and equipment, net of accumulated depreciation of $394,057 (December 31, 2022 – $387,358)	663,476	645,810
Operating lease right-of-use assets	14,289	14,739
Investments in affiliates and joint ventures	76,703	75,637
Other assets	8,079	5,808
Deferred tax assets	—	387
Total assets	$950,015	$979,513
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	$81,377	$102,549
Accrued liabilities	30,954	43,784
Contract liabilities	4	1,411
Current portion of long-term debt	42,818	42,089
Current portion of operating lease liabilities	2,561	2,470
	157,714	192,303
Long-term debt	352,719	378,452
Operating lease liabilities	12,385	12,376
Other long-term obligations	21,946	18,576
Deferred tax liabilities	79,032	71,887
	623,796	673,594
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – March 31, 2023 - 27,827,282 (December 31, 2022 – 27,827,282))	229,455	229,455
Treasury shares (March 31, 2023 - 1,412,502 (December 31, 2022 - 1,406,461))	(16,554)	(16,438)
Additional paid-in capital	23,231	22,095
Retained earnings	89,726	70,501
Accumulated other comprehensive income	361	306
Shareholders' equity	326,219	305,919
Total liabilities and shareholders’ equity	$950,015	$979,513

EXHIBIT 99.1

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

	Three months ended
	March 31,
	2023	2022
Revenue	$242,605	$176,711
Cost of sales	165,301	124,068
Depreciation	36,385	30,692
Gross profit	40,919	21,951
General and administrative expenses	14,179	6,232
Loss on disposal of property, plant and equipment	1,213	77
Operating income	25,527	15,642
Interest expense, net	7,311	4,682
Equity earnings in affiliates and joint ventures	(9,523)	(6,241)
Net unrealized gain on derivative financial instruments	(2,509)	—
Income before income taxes	30,248	17,201
Current income tax expense	1,136	162
Deferred income tax expense	7,266	3,482
Net income	$21,846	$13,557
Other comprehensive income
Unrealized foreign currency translation (gain) loss	(55)	9
Comprehensive income	$21,901	$13,548
Per share information
Basic net income per share	$0.83	$0.48
Diluted net income per share	$0.71	$0.43